TSX:IRC                                                                                 NR 05-03

                                                                                         March 8, 2005

INTERNATIONAL ROYALTY CORPORATION APPOINTS

EDWARD MERCALDO TO BOARD OF DIRECTORS

DENVER, COLORADO - March 8, 2005 -

International Royalty Corporation

(TSX: IRC) (the “Company”) is pleased to announce the appointment of Edward Mercaldo to its board of directors.   He will be the ninth director appointed to the IRC board.

Mr. Mercaldo is a financial consultant and private investor as well as a Director for Norwood Resources Ltd.  Following his successful career as an international commercial and investment banker for several leading companies including the Bank of Montreal, Bankers Trust Company of New York, Gordon Capital and First Marathon Securities Mr. Mercaldo also served as the Executive Vice-President, Chief Financial Officer and Director of Diamond Fields Resources Inc. Following the purchase of Diamond Fields by Inco in August 1996, Mr. Mercaldo continued as a Director of Inco until September 2000. Mr. Mercaldo is a citizen of both Canada and the United States and resides with his family in Del Mar California where he is active in business and financial circles.

Douglas B. Silver, Chairman and CEO of the Company, said “We are very pleased to have Ed join the board.  His wide ranging expertise will complement the knowledge possessed by the existing board members.  I am confident that his expertise will expand our ability to increase shareholder value.”

Mr. Mercaldo will be issued 300,000 stock options.

The Company was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. The Company holds interests in a large portfolio of royalties, including a 100% interest in Archean Resources Ltd., a private company which indirectly holds an effective 2.7% net smelter return (“NSR”) interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada; a 0.25% NSR on the Williams gold mine in Ontario; an effective 3.0% NSR on part of the Pinson gold project in Nevada, and a 1.5% NSR on the Hasbrouck Mountain gold/silver deposit, also in Nevada. The Company intends to create a diversified global portfolio of royalties on exploration through production stage properties.  The Company currently receives approximately $400,000 per year in revenues from producing royalties, and expects to begin receiving in excess of $16 million per year in revenues with the commencement of operations at Voisey’s Bay,  projected to occur in early 2006.

The Company currently has 56,830,469 common shares outstanding (61,621,037 common shares are outstanding on a fully diluted basis).

The securities being offered and sold have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, intentions, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. The Company does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

For further information please contact: Douglas B. Silver, Chairman and CEO, International Royalty Corporation, 10 Inverness Drive East, Suite 104, Englewood, Colorado USA 80112, Telephone: (303) 799-9020, Fax: (303) 799-9017/ Email:  info@internationalroyalty.com